

February 11, 2014

Via E-mail
Mr. Jay Chang
Chief Financial Officer
KongZhong Corporation
35th Floor, Tengda Plaza
No. 168 Xizhimenwai Street
Beijing, China 100044

> **Re:** **KongZhong Corporation**
> **Form 20-F for the Year Ended December 31, 2012**
> **Filed April 16, 2013**
> **Response dated January 7, 2014**
> **File No. 000-50826**

Dear Mr. Chang:

We have reviewed your response letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Internet Games Revenues, pages 68-69</u>
<u>Online game operation revenues, page F-20</u>

1. We note that you refer on page 77 to the significant increase in revenues shared with WarGaming, the licensor and developer of the World of Tanks game. Please tell us how you considered each of the indicators in ASC 605-45 in concluding that you act as a principal in the licensing arrangement. Tell us, and disclose in future filings, the significant terms of each material internet game licensing agreement. In addition, tell us why you did not file the WarGaming licensing agreement as an exhibit. Refer to 4(a) and (b)(ii) of the Form 20-F's <u>Instructions as to Exhibits</u>.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Attorney-Advisor at 202-551-3426 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director